Exhibit 99.164

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of DHX Media Ltd. of our report dated September 24, 2014, relating to the consolidated financial statements which appears in the Exhibit 99.12 incorporated by reference in this registration statement.

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of DHX Media Ltd. of our report dated September 22, 2013, relating to the consolidated financial statements which appears in the Exhibit 99.5 incorporated by reference in this registration statement.

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of DHX Media Ltd. of our report dated June 17, 2014, relating to the combined carve-out financial statements of Epitome Group which appears in the Exhibit 99.144 incorporated by reference in this registration statement.

We also consent to reference to us under the heading “Interests of Experts,” which appears in the Annual Information Forms included in Exhibits 99.1 and 99.6, the Preliminary Short Form Prospectuses included in Exhibits 99.146 and 99.152 and the Final Short Form Prospectuses included in Exhibits 99.149 and 99.155, which are incorporated by reference in this registration statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Halifax, Nova Scotia

May 28, 2015